MUTUAL OF AMERICA

MUTUAL OF AMERICA

LIFE INSURANCE COMPANY

320 PARK AVENUE

NEW YORK NY  10022-6839

212 224 1840

212 224 2518 FAX

AMY LATKIN

VICE PRESIDENT AND

ASSISTANT GENERAL COUNSEL

CORPORATE LAW

February 24, 2010

Via EDGAR correspondence

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:	Mutual of America Separate Account No. 3 (VUL) (the “Registrant”)
Registration Statement on Form N-6 (File no. 333-83413 and 811-09487)
Post-effective amendment to Rule 485(a) of the Securities Act of 1933

Ladies and Gentlemen:

Contemporaneously herewith the above named Registrant is filing a post-effective amendment under Rule 485(a) of the Securities Act of 1933.  This is to advise that the post-effective amendment being filed contemporaneously herewith includes an increase in the Separate Account Annual Expenses found in the Tables of Annual Expenses section, a new pricing structure, with the introduction of new criteria for reduced fees and an additional level of reduced fees beyond the single tier presently offered.  The new fee structure is intended to take effect on or after August 1, 2010.

Other changes were made throughout the prospectus that may be material.  For your convenience, please contact us if you would like to see the marked prospectus in Word format and we will send that to you directly.

Sincerely,

/s/ Amy Latkin

Amy Latkin
Vice President and
Assistant General Counsel